Capital Product Partners L.P. Announces Delivery Of The M/T Active
And New Charters For The M/T Militiadis M II And M/T Avax At Increased Day Rates

ATHENS, GREECE, April 1, 2015 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the 'Partnership'), an international diversified shipping company, announced today the successful acquisition of the M/T ‘Active’ and new time charter employment for the M/T ‘Militiadis M II’ and M/T ‘Avax’ at increased day rates.

Pursuant to the Master Vessel Acquisition Agreement we entered into on July 24th 2014, the Partnership took delivery on March 31st 2015 of the M/T Active (50,000 dwt, IMO II/III Eco Chemical/Product Tanker built 2015, Samsung Heavy Industries (Nigbo) Co. Ltd.), the first of five vessels (the ‘Dropdown Vessels’) that we have agreed to acquire from our sponsor, Capital Maritime & Trading Corp. (‘Capital Maritime’). In connection with the acquisition of the Dropdown Vessels, we paid to Capital Maritime in September 2014 the amount of $30.2 million as an advance payment for all five vessels. The $33.5 million purchase price for the M/T Active was funded through a drawdown of $16.8 million under the Partnership’s senior secured credit facility with ING Bank N.V. (the ‘ING Facility’) and available cash, including from the proceeds of the equity offering completed in September 2014 (the ‘2014 Equity Offering’). The M/T ‘Active’ is chartered to Capital Maritime for a minimum charter term of 24 months (+/- 30 days) at a gross daily charter rate of $17,000 plus 50/50 profit share on actual earnings settled every six months.

Further to the Master Vessel Acquisition Agreement, the Partnership expects to acquire an additional four vessels from Capital Maritime, which comprise three newbuild 9,160 TEU eco-flex containerships under construction at Daewoo Mangalia Heavy Industries with expected deliveries in June, August and November 2015 and an additional eco medium range product tanker under construction at Samsung Heavy Industries (Nigbo) Co. Ltd. with expected delivery in June 2015. The three containerships are scheduled to enter into five-year time charter employment to CMA-CGM S.A. and the medium range product tanker is scheduled to enter into   two-year time charter employment to Capital Maritime.  The acquisition of the remaining Dropdown Vessels is expected to be funded from the proceeds of the 2014 Equity Offering, drawdowns under the ING Facility and the Partnership’s cash balances. In addition, the Partnership has a right of first refusal over six newbuild eco medium range product tankers built by Samsung Heavy Industries (Nigbo) Co. Ltd.

The M/T ‘Militiadis M II’ (162,397 dwt, Ice Class 1A Crude/Product Carrier, built 2006, Daewoo Shipbuilding & Marine Engineering Co Ltd, South Korea) has extended its time charter employment to Petróleos Mexicanos ("PEMEX"), the state-owned Mexican petroleum company, through Subtec S.A. de C.V. of Mexico, for eleven months (+/- 30 days) at an increased daily rate of $33,000 gross. Previously, the vessel earned $28,000 gross per day. The new charter is expected to commence in April 2015.

The M/T ‘Avax’ (47,834 dwt, Ice Class 1A IMO II/III Chemical/Product Tanker, built 2007, Hyundai Mipo Dockyard Company Ltd., South Korea) has secured employment to Petróleo Brasileiro S.A. ('Petrobras') for three years (+/- 30 days) at $15,400 gross per day. The charter is expected to commence at the end of April 2015. The vessel is currently earning $14,750 gross per day under its time charter employment with Capital Maritime.

As a result of the new charters, the Partnership’s charter coverage for 2015 and 2016 stands at 89% and 67%, respectively.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 31 vessels, including four Suezmax crude oil tankers, 19 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Petróleo Brasileiro S.A. ('Petrobras'), Repsol Trading S.A. ('Repsol'), Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou	Nicolas Bornozis
CEO and CFO	Capital Link, Inc. (New York)
Tel. +30 (210) 4584 950	Tel. +1-212-661-7566
Email: p.christodoulou@capitalpplp.com	E-mail: cplp@capitallink.com

Capital GP L.L.C.
Jerry Kalogiratos
Chief Operating Officer
Tel. +30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Source: Capital Product Partners L.P.